                           GIBSON, DUNN & CRUTCHER LLP
                                     LAWYERS

                   A REGISTERED LIMITED LIABILITY PARTNERSHIP
                       INCLUDING PROFESSIONAL CORPORATIONS
                                   __________

                 200 Park Avenue, New York, New York 10166-0193
                                 (212) 351-4000

                               www.gibsondunn.com

                             kkelley@gibsondunn.com

                                 October 7, 2005

Direct Dial                                                    Client Matter No.
(212) 351-4022                                                   C 92712-00004

Fax No.
(212) 351-5322

VIA HAND DELIVERY

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

      Re:   TELE NORTE LESTE PARTICIPACOES S.A.
            ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED
            DECEMBER 31, 2004

Dear Mr. Spirgel:

      Reference is made to your letter, dated August 18, 2005 (the "Comment Letter"), setting forth the Staff's comments on the above-referenced annual report. On behalf of our client, Tele Norte Leste Participacoes S.A. (the "Company"), we hereby submit the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") on the Company's annual report on Form 20-F (the "Form 20-F"), filed with the United States Securities and Exchange Commission (the "Commission") on June 29, 2005.

      The headings and numbered paragraphs in this response letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff's comments in bold text preceding each of the responses.

Mr. Larry Spirgel
October 7, 2005
Page 2

FORM 20-F FOR FISCAL YEAR DECEMBER 31, 2004

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 61

STATEMENT OF OPERATIONS FOR 2002, 2003 AND 2004, PAGE 72

OTHER NON-RECURRING INCOME, PAGE 100

1. IT APPEARS AT PAGE 100 THAT YOU HAD PREVIOUSLY RECORDED ESTIMATED GAINS RELATING TO ADMINISTRATIVE AND LEGAL PROCEEDINGS WITH EMBRATEL PRIOR TO THE SETTLEMENT OF THESE CLAIMS. TELL US THE AMOUNT OF THESE RECORDED CONTINGENCIES AND HOW YOUR POLICY COMPLIES WITH SFAS 5 FOR U.S. GAAP REPORTING PURPOSES.

      The Company complied with SFAS 5 for U.S. GAAP reporting purposes because it did not record any estimated gains or gain contingencies. The Company recorded a receivable of R$179.3 million for regular services provided to Embratel which did not comprise any estimated or contingent gains.

      In addition, the Company recorded a R$54.8 million non-recurring gain as the result of the collection of previously unrecognized disputed receivables from Embratel.

      As requested, the Company will clarify its disclosures in applicable future filings, including future filings on Form 20-F.

ITEM 15. CONTROLS AND PROCEDURES, PAGE 161

2. WE NOTE YOUR STATEMENT THAT "EVEN EFFECTIVE DISCLOSURE CONTROLS AND PROCEDURES CAN ONLY PROVIDE REASONABLE ASSURANCE OF ACHIEVING THEIR CONTROL OBJECTIVES." PLEASE CONFIRM TO US IN YOUR RESPONSE LETTER THAT YOUR CERTIFYING OFFICERS CONCLUDED YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE IN REACHING THAT LEVEL OF REASONABLE ASSURANCE
      AND REVISE YOUR FUTURE FILINGS ACCORDINGLY.   IN THE ALTERNATIVE,
      REMOVE THE REFERENCE TO THE LEVEL OF ASSURANCE OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AND SIMPLY STATE, IF CORRECT, THAT YOUR CERTIFYING OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE. PLEASE REFER TO SECTION II.F4 OF SECURITIES ACT RELEASE NO. 33-8238 (JUNE 5, 2003), WHICH IS AVAILABLE ON OUR WEB SITE AT HTTP://WWW.SEC.GOV/RULES/FINAL/33-8238.HTM.

      The Company confirms that its certifying officers concluded that the Company's disclosure controls and procedures as of the end of its fiscal year were effective to provide reasonable assurance of achieving their control objectives -- i.e., ensuring that information required to be disclosed in the reports the Company files and submits under the Exchange Act was (i) recorded, processed, summarized and reported as and when required, and (ii) accumulated and communicated to management, including the Chief

Mr. Larry Spirgel
October 7, 2005
Page 3

      Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosure.

      As requested, the Company will include this revision in future applicable filings, including its future filings on Form 20-F.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-8

3. EXPLAIN FOR US THE NATURE OF THE TRANSACTION REPRESENTED BY THE CAPTION "PURCHASE OF TREASURY SHARES OF SUBSIDIARIES" IN THE FINANCING ACTIVITIES SECTION OF YOUR STATEMENT OF CASH FLOWS. TELL US HOW YOU ACCOUNTED FOR THIS TRANSACTION AND ANY DIFFERENCES IN ACCOUNTING UNDER U.S. GAAP.

      As permitted under Brazilian law, the Company and its subsidiary Telemar occasionally engage in purchases of their respective securities.

      In the statements of cash flow, the Company separated the acquisition by the Company of securities issued by it from the acquisition by its subsidiaries of securities issued by such subsidiaries (in this case, Telemar Norte Leste S.A. or "Telemar"). The Company acquired its treasury shares in the amount of R$247.6 million and Telemar acquired its treasury shares in the amount of R$101.6 million. The title of the line item should be "Purchase of treasury shares BY subsidiaries" instead of "Purchase of treasury shares OF subsidiaries".

      The Company reviewed the provisions of FAS 141 for accounting for these transactions under U.S. GAAP. The Company determined that any reconciliation with Brazilian GAAP was immaterial because the ownership of the Company in the subsidiary changed by a de minimis amount (0.66% in 2004, 0.16% in 2003 and 0.05% in 2002), resulting in immaterial adjustments to certain balance sheet items, with no impact to the statements of operations. In future years, the Company will continue to evaluate the purchase of shares by the subsidiaries and reassess materiality for purposes of reconciliation to U.S. GAAP in the notes to the Company's financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9

(d)  GOODWILL ON DOWN-STREAM MERGER, PAGE F-15

4. EXPLAIN FOR US IN MORE DETAIL YOUR ACCOUNTING TREATMENT FOR THE GOODWILL ASSOCIATED WITH THE DOWN-STREAM MERGER WITH 140 PARTICIPACOES S.A. SPECIFICALLY, CLARIFY HOW YOU ACCOUNT FOR THE USAGE OF THE INCOME TAX AND SOCIAL CONTRIBUTION CREDIT, AS DISCUSSED AT PAGE F-50 (F-34), AND THE TRANSFER OF THE TAX BENEFIT REALIZED FROM THE AMORTIZATION OF GOODWILL TO TELEMAR PARTICIPACOES THROUGH THE ISSUANCE OF SHARES. IN ADDITION, WE NOTE THAT YOUR AMORTIZATION OF GOODWILL IS PARTIALLY OFFSET BY THE

Mr. Larry Spirgel
October 7, 2005
Page 4

      REALIZATION OF THE PROVISION FOR GOODWILL AT PAGE F-37. CLARIFY WHAT EACH OF THESE ENTRIES REPRESENTS. YOU MAY WISH TO PROVIDE US WITH EXAMPLE JOURNAL ENTRIES TO ILLUSTRATE YOUR ACCOUNTING TREATMENT FOR EACH OF THESE TRANSACTIONS. ALSO, IT DOES NOT APPEAR THAT YOU HAVE RECORDED ANY RECONCILING ITEMS ASSOCIATED WITH THESE TRANSACTIONS FOR U.S. GAAP REPORTING PURPOSES. TELL US YOUR BASIS IN THE U.S. GAAP LITERATURE FOR YOUR ACCOUNTING TREATMENT.

      On December 14, 1999, as permitted by Article 157 of Brazilian Corporate Law and CVM Instruction No. 31/84, 319/99 and 320/99 of the Comissao de Valores Mobiliarios ("CVM"), the Brazilian equivalent of the Commission, Telemar Participacoes S.A. ("Telemar Part."), the Company's majority shareholder, subscribed and paid in, through contribution of its investment and corresponding goodwill asset (the "Goodwill") in the Company, 100% of the capital of a new entity, called "140 Participacoes S.A.".

      The objective of the down-stream merger, or "legal reorganization", was to comply with CVM Instruction No. 319/99. The Goodwill paid over the book value on the acquisition of shares of the Company by Telemar Part. was R$2,464.8 million. The down-stream merger assured the realization of the pre-existing tax benefit related to the Goodwill. The down-stream merger of 140 Participacoes S.A. was approved by the shareholders of the Company on December 29, 1999, whereupon 140 Participacoes S.A. was merged into the Company. In the down-stream merger, the shareholders of Telemar Part. received shares of the Company in exchange for their shares in 140 Participacoes S.A.

      By effecting the down-stream merger, the goodwill was converted to a deferred asset (the "Deferred Charge"), which is tax deductible upon amortization.

      According to CVM Instruction No. 349/00, the Goodwill had to be reduced to the actual amount of the tax benefit by means of a provision. Accordingly, during 2000, the Company recorded a provision in the amount of R$1,599.6 million, representing 66% of the total goodwill, reducing the total Deferred Charge to R$824.1 million, i.e., 34% (statutory tax rate in Brazil) of the goodwill. The goodwill is amortized in 60 months and recorded as other operating expenses. The provision is realized in 60 months and the realization is recorded as other operating income. As the amortization expense of the goodwill is deductible for tax purposes, and the realization of the provision is not taxable, the Company added-back the tax-effect in Note 7, where it shows a reconciliation of the statutory tax rate to the effective tax rate.

      In accordance with Brazilian GAAP, the Company may issue shares (pro rata for both common and preferred) based on the different pricing criteria permitted by law to the contributing shareholder for the amount of the tax benefits recognized by the Company. However, the minority shareholders will be given the right to purchase (directly from the

Mr. Larry Spirgel
October 7, 2005
Page 5

      contributing shareholder) their pro rata share of this share capital increase in order to prevent dilution, at the same issue price.

      The example journal entries for the year 2003, resulting in a net effect of R$167.6 million (R$493.0 million goodwill amortization minus R$325.4 million reversal of provision) recorded as other operating results, are as follows (in million of Reais):

      (1) For the amortization of the goodwill:

      Db. Amortization expense of the goodwill (as other operating
      expense)                                                           R$493.0

      Cr. Goodwill (asset)                                               R$493.0

      (2) For the amortization of the provision to reduce the goodwill:

      Db. Provision (reducing asset)                                     R$325.4

      Cr. Realization of the provision (as other operating income)       R$325.4

      The amount of R$167.6 million represents one-fifth of the total tax benefit, as this benefit is realized in 60 months according to Brazilian GAAP. In 2004, this amount of R$167.6 million was passed on to Telemar Part. via the issuance of shares. As of December 31, 2004, both the goodwill and the provision are fully amortized in accordance with Brazilian GAAP, so there is no ongoing impact on the results of the operations of the Company.

      The amount of the add-back in the tax reconciliation in Note 7 is R$110.6 million (R$325.4 million x 34%).

      For U.S. GAAP purposes, in accordance with EITF 94-10, tax effects caused by transactions with shareholders are not included in the Company's statement of operations, but rather in equity. Therefore, the Company recorded a deferred tax asset of R$824.1 million with an offsetting amount recorded in capital reserve. Under U.S. GAAP, goodwill created within the same entity is not recognized; however, the future tax benefit created by the asset is recognized and amortized as the tax benefit is realized, according to SFAS 109.

      In future filings, the Company will include a reconciliation in the footnotes to its financial statements for the R$167.6 million reclassification to "Income and Tax Contribution" for U.S. GAAP purposes.

Mr. Larry Spirgel
October 7, 2005
Page 6

(e)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-16

5. WE NOTE THAT YOU APPLY PROPORTIONATE CONSOLIDATION FOR YOUR 50% SHARE OF AIX INCOME AND EXPENSES AND ASSETS AND LIABILITIES. FOR U.S. GAAP REPORTING PURPOSES, DISCLOSE A SUMMARY OF THE AMOUNTS PROPORTIONATELY CONSOLIDATED.

      At December 31, 2004, the balance sheet of AIX (Brazilian GAAP numbers as disclosed in the Brazilian GAAP financial statements) is summarized as follows (in million of Reais):


                                                        50%         100%

      ASSETS                                                  TOTAL AMOUNTS
      Current assets                                    3.2          6.4
      Long-term assets                                 76.9        153.8
      Permanent assets                                 36.6         73.2
                                                      -----        -----
      TOTAL ASSETS                                    116.7        233.4
                                                      =====        =====

      LIABILITIES AND SHAREHOLDERS' EQUITY
      Current liabilities                               9.6         19.2
      Long-term liabilities                            31.3         62.6
      Deferred income                                   4.1          8.2
      Shareholders' equity                             71.7        143.4
                                                      -----        -----
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      116.7        233.4
                                                      =====        =====

      AIX statement of income at December 31, 2004 can be summarized as follows (in million of Reais):


                                                        50%         100%

                                                              TOTAL AMOUNTS
      Net operating revenues                           19.6         39.2
      Cost of services rendered                       (11.9)       (23.8)
                                                      -----       ------
      Gross profit                                      7.7         15.4
                                                      -----       ------
      Operating (expenses) income                      (4.2)        (8.4)
      Financial results                                (9.0)       (18.0)
      Non-operating (expenses) income, net            (54.0)      (108.0)
                                                      -----       ------
      Loss before income tax and social
      contribution                                    (59.5)      (119.0)
                                                      -----       ------
      Income tax and social contribution               (0.2)        (0.4)
                                                      -----       ------
      Loss for the year                               (59.7)      (119.4)
                                                      =====       ======

      As requested, the Company will include this disclosure in applicable future filings, including its future filings on Form 20-F.

Mr. Larry Spirgel
October 7, 2005
Page 7

NOTE 4 - INTEREST INCOME (EXPENSE), PAGE F-36

6. EXPLAIN FOR US THE NATURE OF THE MONETARY RESTATEMENT OF PROVISIONS FOR CONTINGENCIES. TELL US YOUR BASIS FOR CLASSIFYING THESE ADJUSTMENTS AS INTEREST EXPENSE FOR PURPOSES OF U.S. GAAP REPORTING.

      The items included in the monetary restatement of provisions for contingencies are interest incurred on provisions. Interest is accrued on these provisions on a monthly basis, according to the criteria as established by the respective Brazilian GAAP, as follows:

            Tax: Variation of the SELIC interest rate (special System for Settlement and Custody);

            Labor: Variation according to TRT (Regional Labor Court) indices, plus interest of 1% per month;

            Civil: Variation of the TR (an interest reference rate based on the average bank deposit certificate rates), plus 0.5% per month.

      All these monetary restatements refer to interest on outstanding amounts and, according to generally accepted accounting practice in Brazil, are classified as interest expense. U.S. GAAP requires interest expense in the statement of operations to be disclosed separately via Regulation S-X:M, Non-Operating Income and Expenses (Commercial Companies - SX 5-03.7 through .9). Therefore, management believes no reclassification is required for U.S. GAAP presentation purposes.

      As requested, the Company will clarify its disclosures in applicable future filings, including future filings on Form 20-F.

NOTE 5 - OTHER OPERATING EXPENSES, NET, PAGE F-37

7. TELL US THE NATURE OF THE EQUITY ACCOUNTING ADJUSTMENTS RECORDED AS OTHER OPERATING EXPENSES FOR BRAZILIAN GAAP. TELL US AND DISCLOSE HOW YOU ACCOUNTED FOR AND CLASSIFIED THESE ADJUSTMENTS FOR PURPOSES OF U.S. GAAP REPORTING.

      "Equity accounting adjustments" relate to income tax incentives and prescribed unclaimed dividends of subsidiaries, which are presented in the income statement under "Operating expenses, net" in accordance with Brazilian GAAP.

      Income tax incentives arise from reimbursements of income taxes by business development entities in areas in the North and Northeast of Brazil. The subsidiary recorded income tax incentives of R$78.8 million, R$89.9 million and R$20.7 million

Mr. Larry Spirgel
October 7, 2005
Page 8

      during 2004, 2003 and 2002, respectively. In future filings on Form 20-F, the Company will include on Note 37 a reclassification of the income tax incentives to "Income Tax and Social Contribution" for U.S. GAAP purposes.

      "Prescribed" (or expired) dividends relate to dividends declared in previous years which, according to Brazilian Corporate Law, are cancelled after three years if not claimed by the shareholders. The subsidiary reversed payables for R$37.1 million, R$10.2 million and R$2.2 million during 2004, 2003 and 2002, respectively. The Company believes that there are no U.S. GAAP adjustments on this issue, as the Company is recording a gain on the cancellation of amounts payable related to dividends not claimed by minority shareholders. The Company will change the title of this line item to "Prescribed Unclaimed Dividends" in applicable future filings, including future filings on Form 20-F.

8. REFER TO FOOTNOTE (VI). EXPLAIN FOR US IN MORE DETAIL THE NATURE OF THE PROVISIONS IN CONNECTION WITH THE CHALLENGING OF CERTAIN TAXES THAT ARE INCLUDED IN INCOME STATEMENT LINE ITEMS, AS SHOWN AT PAGE F-40. TELL US HOW THESE AMOUNTS ARE RELATED TO THE PROVISIONS FOR CONTINGENCIES THAT ARE RECORDED AS "OTHER OPERATING EXPENSES, NET."

      Please refer to Note 23 for a description of the relevant provisions. The Company has provided below a reconciliation of the contingency amounts, which have been recorded in the different income statement line items, with the net additions included in the movements of the provisions for contingencies:

      Other operating expenses, net:                      (in millions of Reais)
      Provisions for contingencies                                990.3
      Reversal of provisions for contingencies                   (376.8)
      Challenging of certain taxes, charged to related
        income statement line items (i)                           133.3
      Monetary restatement of provisions, charged to
        interest expenses                                        (107.3)
      Other provisions for contingencies                            7.0
                                                                 ------
      Additions, net of reversal, to contingencies
        for 2004                                                  646.5
                                                                 ======


      These amounts, included in the income statement line items as expenses, refer to taxes which the Company is being compelled to pay according to Brazilian law, but that the Company is challenging in courts.

NOTE 6 - NON-OPERATING INCOME, (EXPENSES), NET, PAGE F-41

9. CLARIFY FOR US HOW YOU ACCOUNTED FOR THE LEASE OF THE ASSETS OF THE INTERNET DATA CENTER BUSINESS TO HEWLETT PACKARD WITH THE OPTION TO PURCHASE THE ASSETS IN 36 MONTHS. TELL US YOUR BASIS FOR YOUR ACCOUNTING TREATMENT IN THE U.S. GAAP ACCOUNTING LITERATURE. ALSO, CLARIFY WHETHER THE PURCHASE OPTION IS FOR R$3 MILLION

Mr. Larry Spirgel
October 7, 2005
Page 9

      OF R$3 BILLION, AS COMPARED TO ASSETS WITH A BOOK VALUE OF $82 MILLION. IN ADDITION, TELL US HOW YOU DETERMINED THAT IT WAS NOT APPROPRIATE TO PRESENT THE OPERATIONS OF INTERNET DATA CENTER AS DISCONTINUED UNDER SFAS 144 FOR U.S. GAAP REPORTING.

      The Internet Data Center ("IDC") assets related to an unprofitable business in a highly competitive market segment which the Company decided to lease during 2003. In accordance with provisions of SFAS 144, a full impairment provision in the amount of R$82.0 million was recorded against the assets (principally computer equipment) prior and unrelated to entering into the transaction with Hewlett Packard ("HP"), which brought the net book value of these assets to zero.

      Subsequently, the assets were leased at no cost to HP for a period of 36 months, with a purchase option of R$3 million (not R$3 billion). Also, the related service contracts were transferred to HP, releasing the Company from future obligations under such contracts until the assets are returned to the Company.

      Due to the expected technical obsolescence of the equipment, the Company does not expect HP to exercise its option. The Company believes that the option was "in the money" at the time of the completion of the transaction and continues to be "in the money" as of December 31, 2004.

      The Company determined that it was not appropriate to present the operations of IDC as discontinued under SFAS 144 for U.S. GAAP reporting, since the Company believes that the IDC assets do not meet the criteria prescribed by SFAS 144. In the Company's view, the assets have not been sold (the Company retains legal title to the assets), are not expected to be sold within a year from the completion of the transaction, and have not been abandoned. In addition, the operations of IDC are not material to the Company, since they represented only 0.06% and 1.41% of the Company's consolidated revenues and operating expenses, respectively.

NOTE 7 - INCOME TAX AND SOCIAL CONTRIBUTION, PAGE F-43

10. EXPLAIN FOR US THE NATURE OF THE PROVISION FOR CONTINGENCIES RELATING TO THE GUARANTEE OF THE OFFSET TAX LOSS CARRYFORWARDS.

      According to Brazilian law, tax loss carryforwards may be indefinitely offset against future taxable income up to an annual limit of 30% of such taxable income. A judicial injunction has been issued to Telemar that ascertains its right to offset tax loss carryforwards, for the years up to and including 1998, against up to 100% of its taxable income. However, the Brazilian IRS has recently sued companies that are offsetting prior tax loss carryforwards against 100% of their taxable income, and has been successful in several instances. Telemar believes it is probable that the Brazilian IRS will be

Mr. Larry Spirgel
October 7, 2005
Page 10

      successful in case they challenge the Company's offsetting of tax loss carryforwards against 100% of its profits and has, therefore, recorded a provision for potential interest amounts owed, calculated based on the Selic interest rate, that will be due in case this injunction is cancelled (because the Company takes advantage of the legal benefit only for the monthly prepayments of Income Tax and Social Contribution (withholding) but pays the full amount due at year-end). On December 31, 2004, this provision amounted to R$128.1 million.

NOTE 23 - CONTINGENCIES, PAGE F-68

(d)  PROBABLE CONTINGENCIES (PROVISIONED -- TAX), PAGE F-68

11. REFER TO FOOTNOTE (i). EXPLAIN TO US IN MORE DETAIL THE NATURE OF THE PROVISION REGARDING THE BROADENING OF THE CALCULATION BASIS OF THE PIS AND COFINS TAXES AND TELL US HOW YOU RECORDED THIS PROVISION. EXPLAIN YOUR STATEMENT THAT YOU ARE PAYING THE INSTALLMENTS REFERRING TO THE BROADENING OF THESE TAXES. TELL US WHETHER YOUR CONTINGENCY LIABILITIES REPRESENT AMOUNTS TO BE REFUNDED TO SUBSCRIBERS. YOU MAY WISH TO PROVIDE US WITH JOURNAL ENTRIES TO ILLUSTRATE YOUR ACCOUNTING TREATMENT FOR THESE TAXES AND THE ASSOCIATED CONTINGENCY PROVISIONS.

      The broadening of the tax basis relates to income and expenses, other than regular billing services. It will be fully paid to the Brazilian IRS, and there will be no refunds to subscribers.

      According to Law No. 9.718/98, enacted in 1998, the basis for calculating the PIS and COFINS taxes was broadened to include not only billing revenues but all revenues other than equity method accounting adjustments, deductions, sales returns and discounts on revenues and disposal of permanent assets. In addition, the COFINS rate was increased from 2% to 3%.

      The Company obtained a preliminary court order, pursuant to which it is not obligated to pay taxes on the increased basis. However, the Brazilian IRS appealed that decision. While awaiting a final ruling on this matter, the Company maintained a provision on a monthly basis for the amounts of PIS and COFINS that had not been paid and were considered to be outstanding debt by the tax authorities.

      However, in 2003, Law No. 10.684/03 instituted a tax refinancing program (Programa Especial de Parcelamento do REFIS or "PAES Program"), a tax relief program that provides companies the option of refinancing their tax debt and paying it in installments. Based on legal advice, the majority of the Telemar group companies decided to settle with the Brazilian IRS and agreed to pay the challenged amounts in installments under

Mr. Larry Spirgel
October 7, 2005
Page 11

      the PAES Program, except for the challenged tax amount for Telemar - Rio de Janeiro (TELERJ), which joined the program in February 2005.

NOTE 33 - SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP, PAGE F-98

12. IT IS UNCLEAR TO US WHY YOU HAVE NOT INCLUDED RECONCILING ITEMS FOR SEVERAL OF YOUR ACCOUNTING POLICIES UNDER BRAZILIAN GAAP IN YOUR RECONCILIATION TO U.S. GAAP. FOR EACH OF THE FOLLOWING ITEMS, TELL US HOW YOU CONSIDERED WHETHER A DIFFERENCE EXISTED AND YOUR BASIS IN THE U.S. GAAP LITERATURE FOR YOUR ACCOUNTING POLICY:

      - AT PAGE 68 (54), WE NOTE YOUR STATEMENT THAT "THE COMPANY DECIDES TO REGISTER AND MAINTAIN ACCOUNTS RECEIVABLE BASED UPON INFORMATION OBTAINED IN THE COURSE OF DISCUSSIONS WITH OTHER PARTIES, FROM THE OPINIONS OF LEGAL COUNSEL, AND FROM MATTERS DISCUSSED WITH ANATEL." EXPLAIN THIS STATEMENT IN MORE DETAIL AND TELL US HOW THIS POLICY COMPLIES WITH SAB 104.

      Revenues from the usage of the Company's network are recorded based on a formal document of declared traffic and service provided, called the Traffic Exchange Declaration (Documento de Declaracao de Trafego e Prestacao de Servico or "Detraf") which is issued by an outsourced clearing house. Although the Detraf provides a methodology for determining network usage, there is some negotiation and debate among operators regarding prices, volumes and who has the right to certain revenues, since the amounts stated on the Detraf documents of two given operators are usually not a perfect match. In those cases, the Company records as revenues only fixed or determinable amounts, based upon the Detraf's documentation, information obtained in the course of discussions with the other operators and legal counsel and discussions with Anatel, as well as its extensive historical experience. In the past, the Company has not recorded any material adjustments to revenue recognized from the usage of its network.

      The Company's revenues mentioned above are only recognized when they comply with the four criteria set forth under SAB 104, i.e., (1) persuasive evidence of an arrangement exists; (2) services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.

      - TELL US YOUR BASIS OF ACCOUNTING FOR SUBSIDIES FOR POSTPAID MOBILE HANDSETS AS PREPAID EXPENSES TO BE AMORTIZED OVER A TWELVE MONTH PERIOD, AS DISCUSSED AT PAGE F-20.

      Under Brazilian GAAP, the Company defers and amortizes the subsidies over a period of 12 months because this is the period agreed upon in the contract with the customer. If the customer wishes to terminate the agreement within a year, he or she has to pay a fine

Mr. Larry Spirgel
October 7, 2005
Page 12

      equal to the amount of the subsidy on a pro rata basis over the year. Amortization of the subsidy over 12 months matches the Company's revenues and costs on a monthly basis.

      For U.S. GAAP purposes, these amounts should have been recorded to cost of sales in the period in which they were incurred. These amounts represent 0.20%, 0.31% and 3.25% of net income for the years 2004, 2003 and 2002, respectively, and the Company will include them in the reconciliation to U.S. GAAP in future filings on Form 20-F.

      - AT PAGE F-20, YOU STATE THAT YOU RECORD THE FISTEL FEES PAID BY OI UPON ENABLING NEW USERS AS PREPAID EXPENSES TO BE RECORDED AS INCOME OVER THE AVERAGE RETENTION PERIOD. EXPLAIN FOR US THE NATURE OF THESE FEES AND YOUR BASIS FOR CAPITALIZING THEM UNDER U.S. GAAP.

      FISTEL (Fundo de Fiscalizacao das Telecomunicacoes) is a telecommunications inspection fund under the supervision of the regulatory agency Anatel. Under Brazilian GAAP, because these FISTEL fees are mandatory, the Company considers them to be subscriber acquisition costs and therefore records them as prepaid expenses and amortizes them over the average churn (retention) period to match revenues and costs.

      For U.S. GAAP purposes, these amounts should have been recorded to operating expenses in the period in which they were incurred. These amounts represent 1.4%, 2.5% and (1.6)% of net income for the years 2004, 2003 and 2002, respectively, and the Company will include them in the reconciliation to U.S. GAAP in future filings on Form 20-F.

(h)  REVENUE RECOGNITION, PAGE F-103

13. TELL US HOW YOU APPLIED THE PROVISIONS OF EITF 00-21 IN ACCOUNTING FOR ANY ACTIVATION FEES ASSOCIATED WITH YOUR WIRELESS OPERATIONS.

      The Company does not charge any activation fees to its wireless subscribers.

(l)  INCOME TAX AND SOCIAL CONTRIBUTION, PAGE F-106

14. WE NOTE THAT TAX CREDITS RELATING TO LOSS CARRYFORWARDS AND TEMPORARY DIFFERENCES ARE RECOGNIZED TO THE EXTENT FUTURE REALIZATION IS CONSIDERED CERTAIN BASED ON ESTIMATES OF FUTURE TAXABLE INCOME OVER A TEN-YEAR PERIOD, UNDER BRAZILIAN GAAP. TELL US HOW YOUR POLICY COMPLIES WITH THE GUIDANCE IN SFAS 109, WHICH REQUIRES THAT DEFERRED TAX ASSETS ARE REDUCED BY A VALUATION ALLOWANCE IF IT IS MORE LIKELY THAN NOT THAT SOME OR ALL OF THE DEFERRED TAX ASSETS WILL NOT BE REALIZED.

      Income taxes in Brazil are calculated and paid on a legal entity basis. There are no consolidated tax returns. Accordingly, the Company only recognizes deferred tax assets,

Mr. Larry Spirgel
October 7, 2005
Page 13

      related to tax loss carryforwards and temporary differences, if it is more likely than not that they will be realized on a legal entity basis.

      Under Brazilian GAAP, the amount recorded is the net amount, which must be supported by a business plan, approved by the Company's Board of Directors and Fiscal Council. As required by CVM Instruction No. 273/98 and CVM Instruction No. 371/02, the Company discloses in its local GAAP financial statements the amounts expected to be recovered for the next ten years.

      For U.S. GAAP purposes, the total deferred tax assets are reduced by a valuation allowance, resulting in a net deferred tax asset as recorded in the Company's consolidated financial statements, as shown in the tabular disclosure below:

                                            2004          2003
                                          (in million of Reais)
      Total amount of deferrable taxes     2,102.5       2,106.7
      Valuation allowance                   (511.1)       (340.0)
      Net deferred tax asset               1,591.4       1,766.7
      Current                                122.4         462.4
      Long-term                            1,469.0       1,304.3

      The valuation allowance is substantially comprised of tax loss carryforwards generated in the mobile business, which was established in mid-2002. The mobile business has required high levels of investment and is not expected to generate taxable income in the next few years. A valuation allowance has been recorded for tax loss carryforwards generated by the mobile business.

      Accordingly, the Company believes that the accounting under Brazilian GAAP complies with the provisions of SFAS 109, as it has recorded a valuation allowance on certain legal entities where it believes it is more likely than not that the deferred tax assets will not be realized.

(s)  CLASSIFICATION OF INCOME STATEMENT LINE ITEMS, PAGE F-109

15. WE NOTE THAT YOU HAVE RECLASSIFIED GAINS AND LOSSES ON DISPOSAL OF PERMANENT ASSETS AS OPERATING EXPENSE UNDER U.S. GAAP. CLARIFY WHETHER YOU ALSO RECLASSIFY THE IMPAIRMENT LOSSES DISCUSSED AT PAGE F-41 TO OPERATING EXPENSES FOR U.S. GAAP REPORTING.

      For Brazilian GAAP purposes, these gains and losses on disposal of permanent assets are recorded as "non-operating income (expenses)". Under U.S. GAAP, the Company reclassified them as "operating income (expenses)".

Mr. Larry Spirgel
October 7, 2005
Page 14

      Impairment losses are also reclassified as "operating expenses" for U.S. GAAP reporting. In 2004 and 2003, the Company recorded impairment losses in the amount of R$90.3 million and R$82.0 million, respectively.

      The Company will clarify this disclosure in applicable future filings, including future filings on Form 20-F.

(t)  BUSINESS COMBINATIONS, PAGE F-110

16. TELL US HOW YOU HAVE DEFINED YOUR REPORTING UNITS FOR PURPOSES OF TESTING GOODWILL FOR IMPAIRMENT UNDER SFAS 142.

      For U.S. GAAP purposes, the Company defines its reporting units, according to SFAS 142 and EITF D-101, as units comprising components with the same economic characteristics and which are reported together to the chief operating decision maker.

      The Company identified the following seven reporting units for the year 2004:

      1. Telemar Norte Leste S.A. (Fixed-line telecommunications services);
      2. TNL PCS S.A. (mobile telecommunications services);
      3. TNL Contax S.A. (contact center services);
      4. Pegasus Telecom S.A. (data-transmission services);
      5. Companhia AIX de Participacoes (rental of duct infrastructure);
      6. HiCorp Comunicacoes Corporativas S.A. (business internet access services); and
      7. Telemar Internet Ltda. (consumer internet access services).

      The only non-allocated goodwill recorded in the consolidated financial statements was generated by Telemar Norte Leste S.A.'s acquisition of Pegasus Telecom S.A. This goodwill was recorded in the reporting unit Telemar Norte Leste S.A., because this was the reporting unit considered to benefit from the acquisition.

17. TELL US WHY YOU BELIEVE IT IS APPROPRIATE TO AMORTIZE GOODWILL IDENTIFIED AS SYNERGIES UNDER SFAS 142 OVER THE TERM OF THE EXPECTED RETURN. EXPLAIN FOR US THE DIFFERENCE BETWEEN THIS GOODWILL AND GOODWILL LABELED AS "NON-ALLOCATED GOODWILL," WHICH IS NOT SUBJECT TO AMORTIZATION.

      Under Brazilian GAAP, goodwill is the difference between the amount paid and the book value. A portion of this goodwill was identified as synergies because the Company was able to calculate a reasonable estimated useful life for these synergies, based on an appraisal report of an expert firm, allowing such synergies to be amortized accordingly. The amortization amount for the identified goodwill for synergies for the years 2004 and 2003 was R$22.8 million in each year. The remaining goodwill was labeled as "non-

Mr. Larry Spirgel
October 7, 2005
Page 15

      allocated" goodwill and is being amortized based on the estimated useful life of the acquired assets.

      For U.S. GAAP purposes, the Company treated the "non-allocated" goodwill as goodwill in accordance with SFAS 141, i.e., the amount paid in excess of the fair value, which is not subject to amortization. Management performs an annual impairment test on this goodwill and no impairment has been recorded in the years presented.

      However, for U.S. GAAP purposes, the Company also considered the goodwill allocated to synergies as an intangible asset. The Company believes, however, that the synergies do not qualify as intangible asset within the criteria of FAS 141 and should have recorded a reconciling difference relating to the amortization of the goodwill allocated to synergies under Brazilian GAAP. The Company will include the reconciliation in future filings on Form 20-F, as it believes that the reconciling item is not material. The effect on net income would have been 2.0% and 1.5% for the years 2004 and 2003, respectively. It is also appropriate to point out that the difference noted in comments 12.b. and 12.c. above reduces the aggregated adjustment for this intangible asset amortization to a lower percentage of net income for those years.

PARTICIPATION INCREASE IN AIX, PAGE F-112

18. CLARIFY FOR US HOW YOU HAVE ACCOUNTED FOR THE NEGATIVE GOODWILL ASSOCIATED WITH YOUR INCREASE IN PARTICIPATION IN AIX FROM 18.1% TO 50% UNDER U.S. GAAP. EXPLAIN YOUR STATEMENT THAT THE GOODWILL HAS BEEN TOTALLY WRITTEN-OFF AGAINST DEFERRED INCOME, INCLUDING AN EXPLANATION OF THE NATURE OF THE DEFERRED INCOME. THIS STATEMENT APPEARS INCONSISTENT WITH YOUR DISCLOSURE AT PAGE F-113 THAT THE NEGATIVE GOODWILL WAS ALLOCATED TO THE LONG-TERMS ACCOUNTS RECEIVABLE BALANCE. IN ADDITION, WE NOTE THAT YOU HAVE RECORDED AMORTIZATION OF NEGATIVE GOODWILL ON THE ACQUISITION OF AIX OF R$28 MILLION AT PAGE F-37. TELL US HOW YOU CONSIDERED THIS AMORTIZATION IN YOUR U.S. GAAP RECONCILIATION.

      The accounting treatment for negative goodwill in Brazilian GAAP differs from that in U.S. GAAP. The Company recorded negative goodwill under Brazilian GAAP associated with the increase in its participation in AIX from 18.1% to 50%. In 2004, management executed an impairment test on AIX's assets under Brazilian GAAP, which resulted in an impairment loss in the amount of R$53.9 million. As a result, the negative goodwill was adjusted by R$17.4 million, in proportion to the ratio of the loss supplement to the equity value of AIX before such adjustment

      This resulted in no entries recorded to the income statement because the adjustment for the realization of the negative goodwill was offset by the adjustment for the impairment of the long-term assets and its related amortization, while these two adjustments are

Mr. Larry Spirgel
October 7, 2005
Page 16

      recorded under the same line item. Therefore, the Company believes that there is no reconciliation to U.S. GAAP on this accounting policy.

      The net negative goodwill in the amount of R$25.8 million was not written-off against deferred income, but it was reclassified as deferred income for disclosure purposes under Brazilian GAAP, which requires that the net negative goodwill should be disclosed, according to CVM Instruction No. 247, as deferred income.

      Under U.S. GAAP, negative goodwill is not allowed and must be allocated to the other assets acquired. The Company allocated the negative goodwill by decreasing AIX's intangible asset related to long-term receivables from Barramar S.A. (a company from which AIX rents duct infrastructure) that qualified as an intangible asset under the criteria of FAS 141.

NOTE 37 - CONDENSED STATEMENTS OF OPERATIONS PREPARED IN ACCORDANCE WITH U.S. GAAP, PAGE F-119

19. TELL US HOW YOU CONSIDERED THE GUIDANCE IN EITF 01-14 IN DETERMINING THAT IT IS APPROPRIATE TO PRESENT REVENUES NET OF INDIRECT TAXES SUCH AS ICMS, PIS, AND COFINS.

      The Company believes that the guidance on EITF 01-14 is not applicable to this case. The taxes that have been netted against gross revenues include ICMS (tax on circulation of goods and services), PIS (social integration program) and COFINS (contribution to financing of social security). These taxes are determined on a value-added basis, under which taxes paid on allowable inputs are offset against taxes determined upon sale to the Company's customers. Accordingly, in Note 37, and similar to what other Brazilian foreign private issuers do, value-added taxes on revenues have been netted off operating revenues.

                                    * * * * *

Mr. Larry Spirgel
October 7, 2005
Page 17

      Please address all notices and orders regarding this letter and enclosed materials to me, as counsel for the Company. My contact information is provided above.

                                    Sincerely,

                                    /s/ Kevin W. Kelley
                                    Kevin W. Kelley

CC:   MARCOS GRODETZKY, TELE NORTE LESTE PARTICIPACOES S.A.
      MARCOS D. PANASSOL, PRICEWATERHOUSECOOPERS, AUDITORES INDEPENDENTES